Exhibit 23.3

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the inclusion in this Registration Statement of Yukon New Parent, Inc. (the “Company”) on Form S-4 to be filed on or about March 24, 2025 of our report dated March 17, 2025, on our audit of the consolidated financial statements of Yukon New Parent, Inc. as of February 7, 2025 and for the period January 7, 2025 to February 7, 2025. Our report includes an explanatory paragraph about the existence of substantial doubt concerning the Company's ability to continue as a going concern. We also consent to the reference to our firm under the caption “Experts” in this Registration Statement.

/s/ EisnerAmper LLP

EISNERAMPER LLP
New York, New York
March 21, 2025